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                VESTAR SUCCESSFULLY COMPLETES CASH TENDER OFFER;
                                ACQUIRES 98.3% OF
                           SHERIDAN HEALTHCARE, INC.

     New York, New York (April 28, 1999) -- Vestar/Sheridan Holdings, Inc. today announced that it has completed its cash tender offer for all outstanding shares of common stock, par value $.01 per share, and Class A common stock, par value $0.01 per share, of Sheridan Healthcare, Inc. (Nasdaq/NM:SHCR). The offer expired, as scheduled, at 12:00 Midnight, New York City time, on Tuesday, April 27, 1999.

     Vestar/Sheridan Holdings, Inc., through its wholly-owned subsidiary making the offer, has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the offer. Based on information provided by American Stock Transfer & Trust Company, as depositary, 98.3% of the shares of common stock and all of the shares of Class A common stock have been validly tendered (including approximately 1,628,759 shares subject to guarantee of delivery).

     Sheridan will be merged with a wholly-owned subsidiary of Vestar/Sheridan Holdings, Inc. and any Sheridan share not previously purchased in the tender offer will be converted into the right to receive $9.25 in cash, net to the seller, without interest. The completion of the merger is expected to occur by the end of the second fiscal quarter.

     Sheridan Healthcare, Inc., based in Hollywood, Fla., is a physician practice management company which employs or manages specialist physicians providing services at hospitals and ambulatory surgical facilities in the areas of anesthesia, neonatology, pediatrics, emergency services, obstetrics and pain management. In addition, it owns and operates, or manages, office-based gynecological, obstetrical, infertility, perinatology, primary care and surgical physician practices. The Company is affiliated with approximately 363 physicians and 161 allied health professionals, practicing under 55 specialty service contracts at 37 hospitals and at 28 office locations.

     Vestar Capital Partners is a leading investment firm that manages more than $1 billion in equity capital and specializes in management buyouts and growth capital investments. Vestar invests, as partners with management teams, in high-quality, middle market companies. Since its founding in 1988, Vestar has completed approximately 30 transactions with a total value in excess of $5 billion.


Contact:
Kara Fitzsimmons or Gene Donati
Clark & Weinstock
212-953-2550

Jim Elrod
Vestar Capital Partners
212-351-1609